[redacted]

SE 09055385 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 17 2009
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street - Suite 300
(No. and Street)

Norwalk,	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan — 203-354-1529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue - 3rd Floor	Norwalk	CT	06851-3832
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fanny E Guerra Z
Notary Public, Connecticut
My Commission Expires Mar. 31, 2013

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROSPERO CAPITAL, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS

	Page
Independent auditor's report	1
Financial statements	
Statements of financial condition	2
Statements of income (loss) and changes in member's equity	3
Statements of cash flows	4
Notes to financial statements	5
Supplementary information	
Reconciliation, including appropriate explanation, of the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission	6
Independent auditor's report on internal accounting control required by SEC Rule 17a-5	7

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Independent Auditor's Report

To the Member
Prospero Capital, LLC
Norwalk, Connecticut

We have audited the accompanying statement of financial condition of Prospero Capital, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of income (loss) and changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospero Capital, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz & Hofflich LLP

February 2, 2009

PROSPERO CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

As of December 31,

	2008	2007
Assets		
Cash	$ 11,012	$ 10,585
Accounts receivable	380,491	536,687
Prepaid expenses	412	152
Total assets	$ 391,915	$ 547,424
Liabilities and member's equity		
Liabilities		
Accrued expenses	$ 4,500	$ 4,500
Member's equity		
Capital	387,415	542,924
Total liabilities and member's equity	$ 391,915	$ 547,424

See accompanying notes to financial statements.

PROSPERO CAPITAL, LLC

STATEMENTS OF INCOME (LOSS) AND CHANGES IN MEMBER'S EQUITY

For the years ended December 31,

	2008	2007
Revenues		
Fees	$ 74,745	$ 1,002,500
Interest income	11,301	1,426
	86,046	1,003,926
Expenses		
Commissions and fees paid	236,273	469,848
Dues and fees	216	20
Insurance	516	824
Professional fees	4,500	5,600
	241,505	476,292
Net income/(loss)	(155,459)	527,634
Member's equity, January 1,	542,924	7,471
Capital contributed (withdrawn) during the year	(50)	7,819
Member's equity, December 31,	$ 387,415	$ 542,924

See accompanying notes to financial statements.

PROSPERO CAPITAL, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

		2008		2007
Cash flows from operating activities				
Net income/ (loss)	$	(155,459)	$	527,634
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Change in assets and liabilities:				
(Increase) decrease in accounts receivable		156,196		(536,687)
Decrease (increase) in prepaid expenses		(260)		310
Increase in accrued expenses		0		1,009
Net cash provided by (used in) operating activities		477		(7,734)
Cash flows from financing activities				
(Withdrawals) proceeds from capital contributions		(50)		7,819
Net cash provided by (used in) financing activities		(50)		7,819
Net increase in cash and cash equivalents		427		85
Cash and cash equivalents at beginning of year		10,585		10,500
Cash and cash equivalents at end of year	$	11,012	$	10,585

See accompanying notes to financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND NATURE OF BUSINESS

Prospero Capital, LLC (a single member Limited Liability Company) was organized in the State of Connecticut on January 11, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of six months or less when purchased to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income taxes

The Company is a single member Limited Liability Company. Therefore, no provisions for federal or Connecticut state income taxes are made by the Company. The single member of a Limited Liability Company is individually taxed on the Company's earnings.

As permitted by the Financial Accounting Standards Board FSP FIN48-3, Prospero Capital, LLC has delayed the implementation of FIN 48, "Accounting for Uncertainty in Income Taxes", until such time as the impact of the pronouncement can be determined.

NOTE 3 - RELATED PARTY TRANSACTIONS

In 2007, certain of the Company's expenses were paid directly by its member. The transactions were recorded as capital contributions and were $7,819.

The Company paid fees of approximately $236,300 and $469,800 for the years ended December 31, 2008 and 2007, respectively, to an entity controlled by the Company's member. The fees are recognized when paid as there is no contractual obligation for the Company to make the payments.

SUPPLEMENTARY INFORMATION

PROSPERO CAPITAL, LLC
RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

Net capital		
Member's equity from Focus report (10/1/08 - 12/31/08)		$ 369,326
Increase in cash		322
Increase in accounts receivable		18,826
Reduction of prepaid expenses		(50)
Increase in accrued expenses		(1,009)
Total member's equity per audit		387,415
Deduct member's equity not allowable for net capital		0
Total member's equity qualified for net capital		387,415
Add:		
Subordinated borrowings allowable in computation of net capital		0
Other deductions or allowable credits		0
Total capital and allowable subordinated borrowings		387,415
Deduction and/or charges:		
Non-allowable assets: Prepaid expenses		(412)
Net capital		$ 387,003
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses		$ 4,500
Items not included in statement of financial condition:		0
Total aggregate indebtedness		$ 4,500
Computation of basic net capital requirement		
Minimum net capital required - 6-2/3% of aggregate indebtedness	$ 300	
Minimum net capital required	$ 5,000	
Net capital requirement, greater of the above		5,000
Excess net capital		$ 382,003

See independent auditor's report.

Independent Auditor's report on
Internal Accounting Control Required by SEC Rule 17a-5

Managing Member
Prospero Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Prospero Capital, LLC (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Schwartz & Hofflich LLP
February 2, 2009

END